Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 132-02238


On May 28, 2002, Extended Systems and ViaFone, Inc. entered into an Agreement and Plan of Merger and Reorganization. The following information was posted to the Employee FAQs section of Extended Systems' intranet web site.

     Q:   DOES CREDIT FOR VIAFONE YEARS OF SERVICE APPLY TO STOCK OPTIONS.

     A:   No, years of service with ViaFone are not a factor under Extended
     Systems' employee stock option plan for vesting. ViaFone employees that continue on with Extended Systems after the merger may be granted new Extended Systems stock options. All options to purchase ViaFone stock will be canceled upon the completion of the merger. Extended Systems' plan provides that 25% of the options will vest one year from the grant date and 1/48th of the options will vest monthly thereafter, so that the options will be fully vested and exercisable four (4) years from the date of grant, subject to optionee's continued service to Extended Systems on the relevant vesting dates.


     Q:   WHEN WILL A "LETTER OF CONTINUED EMPLOYMENT" BE ISSUED TO THOSE OF US
     MOVING FORWARD WITH THE COMPANY?

     A:   Our plan is to issue new Extended Systems employment agreements as of the date of the closing of the merger.


     Q.   WILL THERE BE A CHANGE IN OUR PAYDAYS?

     A. Extended Systems paydays are on the 1st and the 16th of each month. Each paycheck covers the two weeks immediately prior to the pay date. Once you are in our system, you will have the option of either having your check deposited directly into your bank account or mailed to your home address.

          Correction: The pay periods are actually the 1st through the 15th (payday is the 16th) and the 16th to the end of the month (payday is the 1st).


     Q:   WHEN I JOINED VIAFONE I WAS GRANTED A NUMBER OF STOCK OPTIONS, WHICH I
     BOUGHT IMMEDIATELY. HAVING BEEN AN EMPLOYEE AT VIAFONE FOR OVER A YEAR, I AM THEREFORE VESTED FOR OVER 25% OF THESE OPTIONS. WHAT WILL HAPPEN TO THE OPTIONS THAT I ALREADY BOUGHT AND FOR WHICH I AM VESTED? WILL THEY BE CONVERTED INTO XTND STOCK, AND/OR WILL I RECEIVE MONEY BACK?

     A:   This question was answered directly by the current ViaFone management team: As is common in many technology startups, ViaFone employees have previously been issued incentive stock options (ISO's) which allowed them to purchase shares of the company's common stock. Under the terms of these options, employees could purchase shares of the company's common stock at a fixed price (the Exercise Price), which was set at the Fair Market Value (as determined by ViaFone's Board of Directors) at the date of grant. For most ViaFone employees, the Exercise Price was either $.08/share or $.20/share.
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          The purpose of these option grants was to offer employees direct participation in the future value they might create for ViaFone's stockholders. When ViaFone's venture capital investors invested money in the company, they purchased preferred stock, which gave them certain rights and preferences superior to the common stockholders, including certain provisions which offered them protection in the case the company was sold or refinanced at a price below the price they paid when they invested. Specifically, these rights guaranteed the preferred stockholders would receive all of their money back before any value went to the common stockholders (this is called a Liquidation Preference). In our last round of financing (Series B), our investors paid $1.14/share for their preferred stock, which valued the company at approximately $63 million.

          Unfortunately, due to difficult market conditions and depressed public market valuations, the transaction with Extended Systems is expected to value ViaFone at $12 million, well below the valuation set at the Series B financing, and therefore at a substantial loss to our investors, triggering the Liquidation Preference in their preferred stock. Nevertheless, ViaFone and the preferred stockholders have agreed to allow 3% of the merger consideration to flow down to the common stockholders. As a result, the preferred stockholders will receive 97% of the merger consideration and the common stockholders will receive 3% of the merger consideration, representing approximately $.35/share for their preferred stock, and $.02-.03/share for the common stock.

          For ViaFone employees who hold vested stock options, exercising those options would mean paying the Exercise Price (either $.08 or $.20/share) to receive shares worth only $.02-03/share. Therefore, it would not make economic sense for ViaFone employees to exercise their options prior to the proposed merger. Because Extended Systems will not be assuming these options, they will expire when the merger is completed.

          ViaFone employees who previously exercised vested options and thus became common stockholders of ViaFone will receive shares of Extended Systems common stock in exchange for their shares just like other holders of ViaFone common stock. Thus they will receive shares of Extended Systems common stock equal to approximately $.02-.03/share of ViaFone common stock.


     Q:   MY QUESTION: WORKING ON THE XCMO TEAM, I CAN SEE DIRECT COMPETITION
     BETWEEN THE VIAFONE SOLUTION SET AND MARKET FOCUS, WHICH LOOKS GOOD BY THE WAY, AND THE ANTICIPATED SOLUTION SETS AND MARKET FOCUSES OF THE XCMO PROSPECTS AND CUSTOMERS THAT I AM TALKING TO. IS EXTENDED SYSTEMS MOVING TOWARDS A SOLUTION MIND-SET, I.E. OUT-OF-THE-BOX, AND AWAY FROM A DEVELOPER FOCUS IN THE CASE OF XCMO? WHAT IS THE POSITIONING FOR XCMO WITHIN THE ANTICIPATED PRODUCT SET?

     A:   ESI is moving towards an out-of-the-box solution set as well as a focus on development toolsets. The OneBridge platform and XCMO products will be part of that toolset. We will be reviewing how the products can interact and what sort of integration is necessary. XCMO will provide a thick client development capability while the OneBridge platform will provide the thin client. These toolkits can be utilized by both developers and implementers.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and
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the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.


FORWARD LOOKING STATEMENTS
The information posted on this web site contains forward-looking statements, including statements regarding our future product development. These statements are subject to risks and uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate ViaFone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q to be filed in fiscal 2002.